BAT Industries


03032054

SUPPL

BRITISH AMERICAN 03 SEP 15 AM 7:21
TOBACCO

www.bat.com

news release

FILE No. 82-33

2 September 2003

MANAGEMENT BOARD CHANGES AT BRITISH AMERICAN TOBACCO

Nick Brookes, Director – America-Pacific, is to retire from the Management Board of British American Tobacco at the end of the year. He has recently become a Non-executive director of Next plc and intends to take up other appointments. When he retires, the America-Pacific region will be reorganised, with Canada and the USA each being represented on the Management Board, while Japan and South Korea will become part of the Asia-Pacific region. A more detailed announcement about the reorganisation of the America-Pacific region will follow.

Imperial Tobacco Canada is announcing that Bob Bexon, President & CEO, will retire in mid 2004 and that Luc Jobin, currently Executive Vice President and Chief Financial Officer, will become President & CEO on 1st January 2004, at which point Bob will be appointed Vice Chairman. Luc will join the Management Board of British American Tobacco at the same time.

Susan Ivey, President & CEO at Brown & Williamson, the Group's US subsidiary, will also join the Management Board on 1st January 2004. Susan and Luc will continue to be based in the USA and Canada respectively.

In addition, Georg Domizlaff, Director – Europe, has decided to leave the Group for personal reasons. He will be succeeded by Ben Stevens, currently Director – Development. A separate announcement about the future arrangements for Ben Stevens' current responsibilities will be made in due course.

Commenting on the changes, Martin Broughton, Chairman of British American Tobacco, said: "I would like to thank Nick, Georg and Bob for everything they have done over the years. Nick joined the Group as a lawyer in 1978 and his varied career has included playing a key role in our moves into Eastern Europe during the 1990s before becoming CEO of Brown & Williamson at a difficult time. During his 10 years with the Group, Georg has made an important contribution in Germany and, more recently, in Europe as a whole. Finally, Bob can take great pride in the competitive strength of Imperial Tobacco Canada, the company he joined in 1975, as well as in his time at Brown & Williamson. I wish them all well and warmly welcome Susan and Luc as members of the Management Board."

Enquiries:

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